UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

WORLD MOTO, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

98158H106
(CUSIP Number)

Christopher Ziomkowski
1777 Moo 5 Soi Sukhumvit 107 Sukhumvit Rd North Sumrong, Amphur Muang,
Samut Prakan, Bangkok W1 10270
Telephone: 66-89-132-9953
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. YES [ ]   NO [X]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Person: CHRISTOPHER ZIOMKOWSKI

2.	Check the Appropriate Box if a Member of a Group

(a)      [  ]
(b)      [  ]
Not applicable.

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ] Not applicable.

6.	Citizenship or Place of Organization: THAILAND

Number of Shares Beneficially Owned by Each Reporting Person With:

Number of Shares Beneficially Owned by Each Reporting Person With:

7.	Sole Voting Power: Nil

8.	Shared Voting Power: 41,303,511 Shares of Common Stock(1)

9.	Sole Dispositive Power: Nil

10.	Shared Dispositive Power: 41,303,511 Shares of Common Stock(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 41,303,511 Shares of Common Stock(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: Not applicable

13.	Percent of Class Represented by Amount in Row (11): 11.034%(2)

14.	Type of Reporting Person (See Instructions): IN

Notes:

(1)	Mr. Ziomkowski’s beneficial ownership, shared voting power and dispositive power represents shares of common stock held by a corporation of which his spouse is a director.

(2)	Based on 374,329,445 shares of the Issuer's common stock issued and outstanding as of November 14, 2012.

This statement on Schedule 13D is filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the "1934 Act"). Christopher Ziomkowski is sometimes referred to herein as the "Reporting Person."

ITEM 1.      SECURITY AND ISSUER

This statement relates to the voting common stock, $0.0001 par value, of WORLD MOTO, INC., a Nevada corporation (the "Issuer"). The Issuer maintains its principal executive offices at 1777 Moo 5 Soi Sukhumvit 107 Sukhumvit Rd North Sumrong, Amphur Muang, Samut Prakan, Bangkok W1 10270

ITEM 2.     IDENTITY AND BACKGROUND

Name:

This statement is filed by Chris Ziomkowski.

Residence or Business Address:

The address for the Reporting Person is: 1777 Moo 5 Soi Sukhumvit 107 Sukhumvit Rd North Sumrong, Amphur Muang, Samut Prakan, Bangkok W1 10270.

Present Principal Business or Occupation:

Mr. Ziomkowski's principal occupation is as a businessman. In addition, the Reporting Person is an Officer of the Issuer.

Place of Organization or Citizenship:

Mr. Ziomkowski is a resident of Thailand.

Criminal Proceedings:

During the last five years, Mr. Ziomkowski has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

Civil Proceedings:

During the last five years, Mr. Ziomkowski has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On November 14, 2012, the Reporting Person acquired 41,303,511 common shares of the Issuer, at a fair value of $23,973, being the fair value of assets disposed of to the Issuer. Such purchase was made from the Reporting Person's beneficial ownership of certain intellectual property and other specific assets related to World Moto Inc’s business pursuant to an Asset Purchase Agreement.

ITEM 4.     PURPOSE OF TRANSACTION

The Reporting Person acquired securities of the Issuer as described above in Item 3 as part of the Reporting Person's overall investment strategy.

Subject to all relevant securities law restrictions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, the Reporting Person does not have any current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a)      As of November 14, 2012, the Reporting Person was the beneficial owner of 41,303,511 shares (or 11.034%) of the Issuer's common stock. These 41,303,511 shares are held by the reporting person. The Reporting Person’s beneficial ownership represents shares of common stock held by a corporation of which his spouse is a director.

(b)      As of November 14, 2012, the Reporting Person had shared power to vote or to direct the voting of, and to dispose or to direct the disposition of, 41,303,511 shares (or 11.034%) of the Issuer's common stock. The Reporting Person does not own any shares directly. The Reporting Person’s beneficial ownership, shared voting and shared dispositive power represents shares of common stock held by a corporation of which his spouse is a director

(c)      As of the date hereof, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by the Reporting Person other than as disclosed herein.

(d)      As of the date hereof, to the best knowledge and belief of the undersigned, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

(e)      Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit     Description of Exhibit
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2012	/s/ Christopher Ziomkowski CHRISTOPHER ZIOMKOWSKI